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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69578

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/2024__ AND ENDING __06/30/2025__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __YR Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__309 W Bute Street__
(No. and Street)

__Norfolk__	__Virginia__	__23510__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__William T Roach__	__757-961-0067 X 103__	__bill@yrsecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Meadows Urquhart Acree & Cook, LLP__
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102 __Henrico__	__Virginia__	__23226__
(Address) (City)	(State)	(Zip Code)

__09/29/2009__	__3688__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T Roach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of YR Securities, LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER LEE NELSON NOTARY PUBLIC REG # 7248752 MY COMMISSION EXPIRES 07/31/2029 COMMONWEALTH OF VIRGINIA

Signature: W-TR

Title: Owner/Principal

Notary Public

Signed 08/21/25 in Norfolk, VA William T. Roach.

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

YR Securities, LLC

Financial Statements

June 30, 2025

SEC ID 8-69578

Filed as public information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents



Report of Independent Registered Public Accounting Firm

To the Members
of YR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of YR Securities, LLC as of June 30, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of YR Securities, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of YR Securities, LLC's management. Our responsibility is to express an opinion on YR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to YR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II, Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of YR Securities, LLC's financial statements. The supplemental information is the responsibility of YR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meadows Urquhart Acree + Cook, LLP

We have served as YR Securities, LLC's auditor since 2019.

Henrico, Virginia
August 21, 2025

YR Securities, LLC

Statement of Financial Condition
June 30, 2025

Assets		
Cash	$	28,187
Commissions receivable		19,488
Prepaid assets		4,298
Total current assets		51,973
Intangible asset, net		35,000
Total assets	$	86,973
Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	18,943
Total current liabilities		18,943
Members' equity		68,030
Total liabilities and member's equity	$	86,973

YR Securities, LLC

Statement of Operations
Year Ended June 30, 2025

Revenues		
Commission income	$	9,141
Trail income		168,334
Total revenues		177,475
Operating Expenses		
Payroll		97,172
Professional fees		32,750
Occupancy and equiptment		12,000
Insurance		11,300
Regulatory fees		8,189
Amortization		5,000
Technology, data and communication		3,000
Other		1,649
Travel and entertainment		1,459
Depreciation		154
Total operating expenses		172,673
Net income	$	4,802

YR Securities, LLC

Statement of Changes in Members' Equity
Year Ended June 30, 2025

	Total
Balance at July 1, 2024	$ 63,228
Net income	4,802
Balance at June 30, 2025	$ 68,030

YR Securities, LLC

Statement of Cash Flows
Year Ended June 30, 2025

Cash Flows From Operating Activities		
Net income	$	4,802
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		154
Amortization		5,000
Decrease (increase) in assets:		
Commissions receivable		2,009
Prepaid assets		(1,204)
Due from related party		2,875
(Decrease) in liabilities:		
Accrued expenses		(2,227)
Net cash provided by operating activities		11,409
Net change in cash		11,409
Cash, beginning of year		16,778
Cash, end of year	$	28,187

YR Securities, LLC
June 30, 2025

Notes to Financial Statements

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of Business: YR Securities, LLC (the Firm) is currently organized as an LLC Virginia partnership. As of September 23, 2015, the Firm became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Firm is a limited-service financial firm headquartered in Norfolk, Virginia. The Firm engages in application way business with various mutual funds and insurance companies. Revenue is earned through commissions on transactions and fee trails based on a percentage of account values held with its customers. The majority of the Firm's customers are in the southeastern United States.

Note 2—Accounting and Reporting Principles

A summary of the Firm's significant accounting policies is as follows:

Basis of Accounting: The accounting and reporting policies of the Firm are on the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Adoption of FASB ASU 2023-07: The Firm adopted FASB ASU 2023-07, *Segment Reporting (Topic280): Improvements to Reportable Segment Disclosures (ASU 2023-07)*. ASU 2023-07 improves reportable segment disclosures and enhances disclosures of reportable segment expenses. The Firm adopted this new guidance utilizing the retrospective transition method. The adoption of ASU 2023-07 did not have a material impact on the Firm's financial statements but did require additional disclosure.

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue: Revenue consists of commission income and trail income. The Firm recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Firm's contracts and customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction with the performance obligation and customer payment. Revenues are recognized over time or at a point in time as the performance obligations are satisfied. Recognition of these revenues does not involve significant estimates or constraints.

Commission income is recognized when a performance obligation is satisfied at a point in time, on a trade date basis. Trail income associated with annuity investments is recognized over time, as earned. Trail income is generally based on a percentage of the annuity premium or the account value of the investment. These revenues are shown disaggregated on the statement of operations.

YR Securities, LLC
June 30, 2025

Notes to Financial Statements

Note 2—Accounting and Reporting Principles (continued)

Commissions Receivable: Commissions receivable represent principal transactions which have not yet been settled.

The Firm recognizes an allowance for credit losses in accordance with ASU 2016-13, Financial Instruments - Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The Firm determined there were no credit losses to recognize as of June 30, 2025.

Fixed Assets, Net: Fixed assets, net consists of computer equipment stated at cost net of accumulated depreciation. Depreciation is determined on the straight-line method. Estimated useful lives for the purposes of depreciation are five years. Depreciation expense for the year ended June 30, 2025 was $154.

Income Taxes: The Firm is organized as an LLC, treated as a partnership for tax purposes and is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Firm's management has evaluated the impact of this guidance to its financial statements. The Firm's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date the returns are filed. The Firm's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

Note 3—Concentrations of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 4—Liabilities Subordinate to Claims of General Creditors

The Firm has no subordination agreements.

Notes to Financial Statements

Note 5—Transactions with Related Parties

The Firm pays rent expense to 309WBS LLC (309WBS), who owns the office building the Firm operates out of. 309WBS is a related party through common ownership. The Firm has a lease agreement in place with 309WBS that outlines the details of these transactions. The Firm's total rent expense paid under this lease for the year ended June 30, 2025, was $12,000.

The Firm shares certain expenses with Dominion Capital Wealth Management (DCWM). DCWM is a related party through common ownership. As of June 30, 2025, DCWM was not owed any amount by the Firm and did not owe any amount to the Firm.

Note 6—Intangible Assets

During the year ended June 30, 2018, the Firm purchased a customer list including Assets Under Management for $75,000. The customer list does not have specific contract terms. As of June 30, 2025, management does not believe there are any current facts or circumstances indicating impairment of the asset. Based on industry experience, management has estimated a 15-year useful life for the customer list. A total amortization expense of $5,000 was recorded as an operating expense in the Firm's statement of operations for the year ended June 30, 2025. Accumulated amortization as of June 30, 2025, was $40,000.

Note 7—Net Capital Requirements

The firm is subject to the SEC Uniform Net Capital Rule (Rule15c3-1) ("Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregated indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

On June 30, 2025, the Firm had net capital, as defined, of $14,106, which was $9,106 more than its required net capital of $5,000. The Firm's aggregate indebtedness to net capital ratio was 1.34 to 1.00 on June 30, 2025.

Note 8—Segment Information

The Firm operates under a single operating and reportable segment that constitutes all of the entity. The description of the types of products and services from which the reportable segment derives its revenues as well as the accounting policies of the reportable segment are the same as those described in Note 2 "Accounting and Reporting Principles." The Firm has identified the Principal of the Firm as the chief operating decision maker who uses net income (loss), which is reported on the statement of operations, and total assets, which is reported on the statement of financial condition, to assess performance and allocate resources, accordingly.

Note 9—Subsequent Events

The Firm has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued, which was August 21, 2025.

SUPPLEMENTAL INFORMATION

YR Securities, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934
Year Ended June 30, 2025

NET CAPITAL

Member's equity	$	68,030
Nonallowable assets		
Commissions receivable		14,626
Other assets		39,298
Total nonallowable assets		53,924
Net capital before haircuts on security positions		14,106
Haircuts on securities		-
Net capital	$	14,106

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	18,943

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required		
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	9,106
Percentage of aggregate indebtedness to net capital		134.29%

There are no material differences between the computation of net capital presented above
and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing
as of June 30, 2025.

YR Securities, LLC

Supplemental Information
Schedule II and III

For the Year Ended June 30, 2025

Computation for Determination of the Reserve Requirement Under Rule 15C3-3 of the SEC (Exemption):

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the Firm are promptly transmitted and are not held in the custody of the Firm.

Information Related to the Possession or Control Requirements Under Rule 15c3-3 of the SEC (Exemption):

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted and are not held in the custody of the Firm.



meadows urquhart

Accounting FOR MORE.

Report of Independent Registered Public Accounting Firm

To the Members
of YR Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) YR Securities, LLC (the Firm) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to application way business with various mutual funds and insurance companies. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Firm's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Firm's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Meadows Urquhart Acree + Cook, LLP

Henrico, Virginia
August 21, 2025

1802 Bayberry Court, Suite 102 Richmond, Virginia 23226 P 804-249-5786 | F 804-249-5781 | muacllp.com

YR Securities, LLC's Exemption Report

YR Securities, LLC (the Firm) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to application way business with various mutual funds and insurance companies. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

YR Securities, LLC

I, William T. Roach, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: W. T. R

Title: Principal

August 21, 2025